Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30

	2007	2006

A Net income as reported, Canadian GAAP ($ millions)	483.7	300.6
B Items adjusting net income ($ millions)	(25.3)	13.3
C Net income, US GAAP ($ millions)	458.4	313.9
D Weighted average number of shares outstanding	315,180,000	311,153,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	7,959,000	6,484,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	7,940,000	6,484,000

CANADIAN GAAP
Basic earnings per share (A/D)	1.53	0.97
Diluted earnings per share (A/(D+E))	1.50	0.95

UNITED STATES GAAP
Basic earnings per share (C/D)	1.45	1.01
Diluted earnings per share (C/(D+F))	1.42	0.99